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                                STATE OF ILLINOIS
                          ILLINOIS COMMERCE COMMISSION

 ILLINOIS POWER COMPANY

PETITION FOR AN ORDER PURSUANT TO SECTION          02-0561
7-101 OF THE PUBLIC UTILITIES ACT
APPROVING AN AGREEMENT WITH AN
AFFILIATED INTEREST AND 7-103 REGARDING
DIVIDEND PAYMENTS.


                                      ORDER


 By the Commission:

PROCEDURAL HISTORY

         On August 30, 2002, Illinois Power Company ("Illinois Power" or "IP") filed a verified petition requesting issuance of an order by the Commission (1) pursuant to Section 7-101 of the Public Utilities Act ("Act"), 220 ILCS 5/7-101, consenting to and approving IP's entry into and performance of a "Netting Agreement" among IP and Dynegy Inc. ("Dynegy"), Illinova Corporation ("Illinova"), Dynegy Power Marketing, Inc. ("DPM"), Dynegy Marketing & Trade ("DMT") and Illinois Power Energy ("IPE") (each of the entities listed after IP is an "affiliated interest" of IP, and they are hereinafter sometimes collectively referred to as "Dynegy Parties"); and (2) pursuant to Section 7-103 of the Act, 220 ILCS 5/7-103, regarding the payment by IP of dividends on its common stock. The proposed Netting Agreement was provided with IP's verified petition as Exhibit 1.

         Pursuant to proper notice, a prehearing conference was held in this matter before a duly authorized Administrative Law Judge of the Commission at its offices in Springfield, Illinois on September 25, 2002. Appearances were entered by counsel on behalf of IP and on behalf of the Staff of the Commission ("Staff"). No other persons or entities sought leave to intervene in this proceeding.

         On September 27, 2002, Illinois Power filed a verified amended petition in this docket. The amended petition requested the following relief: (1) issuance of an order pursuant to Section 7-101 of the Act consenting to and approving Illinois Power's entry into and performance of a revised "Netting Agreement" among IP and the Dynegy Parties (a copy of the revised proposed Netting Agreement was attached to the amended petition as Exhibit 1); (2) issuance of an order pursuant to Sections 7-101 and 7-102(h) (220 ILCS 5/7-102(h)) of the Act consenting to and approving the advance of funds by Illinois Power to pay certain interest obligations of Illinova under the conditions stated in the amended petition; (3) issuance of an order pursuant to
Section 7-101 of the Act authorizing Illinois Power to repurchase shares of its 7.75% series preferred stock from Illinova, in accordance with the call provisions of that preferred stock, under

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specified conditions stated in the amended petition; and (4) issuance of an order pursuant to Section 7-103 of the Act regarding payment of dividends on IP's common stock.

         Also on September 27, 2002, Illinois Power filed an draft order. In addition, on September 27, 2002, Staff filed a response to IP's amended petition stating that it had no objections to the granting of the amended petition and that Staff supported issuance of the agreed draft order by the Commission.

II.     THE AMENDED PETITION

         A. THE NETTING AGREEMENT

         The amended petition states that Illinois Power and the Dynegy Parties, along with other affiliates of Dynegy, are parties to a "Services & Facilities Agreement" ("SFA") that was approved by the Commission in Docket 99-0114. The amended petition states that the SFA provides the pricing, terms and conditions for certain services and facilities that are provided by Dynegy and/or other Dynegy affiliates to IP and for certain services and facilities that are provided by IP to Dynegy and/or other Dynegy affiliates. In addition, under the SFA, a portion of Dynegy administrative and general ("A&G") costs that benefit IP and other Dynegy affiliates is allocated to IP pursuant to an allocation formula specified in the SFA. The amended petition further states that the SFA provides for a portion of Dynegy's consolidated income taxes to be allocated to IP commensurate with the portion of the consolidated return tax caused or avoided by items of income and deduction and the credits applicable to IP. Under the SFA, the parties make periodic payments to each other in payment for services and facilities, allocated A&G costs, and allocated income taxes paid by Dynegy.

         The amended petition states that in addition to the services and facilities provided by IP and Dynegy and its affiliates to each other under the SFA, Illinois Power provides other services to, and receives other services from, various Dynegy Parties. The amended petition states that the following services are provided by IP to other Dynegy Parties, or by other Dynegy Parties to IP, on a periodic or ongoing basis: (i) IP sells unbundled electric transmission service to DPM, pursuant to IP's Open Access Transmission Tariff;
(ii) IP provides various services to IPE in its capacity as a retail electric supplier ("RES"); and (iii) IP purchases natural gas for resale, and resold interstate pipeline transportation services, from DMT. The amended petition also states that Illinois Power holds a note payable from Illinova, maturing September 30, 2009 (the "Illinova note"), that provides for Illinova to make interest payments semiannually to IP, on April 1 and October 1 of each year, for interest accrued during the preceding six months. In addition, Illinova holds a note payable from Dynegy with substantially the same terms and conditions as the Illinova note payable to IP.

         The amended petition states that (as described in greater detail later in this Order), IP is requesting the Commission's consent and approval to an arrangement whereby, if and to the extent that Illinova is unable to obtain sufficient funds to make the


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payment of interest due in February, 2003, on its Senior Notes, Illinois Power
will advance to Depository Trust Company ("DTC"), the registered holder of the Senior Notes, for the account of Illinova, the necessary funds to cover such interest payment. Under this proposed arrangement, repayment by Illinova to IP of any funds advanced will be due within 30 days thereafter. (The arrangement described in this paragraph is sometimes hereinafter referred to as the "Advance Arrangement.")

         The amended petition states that Illinois Power, Dynegy, Illinova, DPM, DMT and IPE propose to enter into the Netting Agreement that is attached to the amended petition as Exhibit 1. Under the Netting Agreement, IP will be entitled to discharge and satisfy any payments due to Dynegy and other Dynegy Parties under the SFA, or to DMT for natural gas and pipeline transportation services, by offsetting and netting any such payments due against: (i) interest due to IP, but unpaid, under the Illinova note; (ii) amounts due to IP, but unpaid after 30 days, in repayment of any funds advanced by IP to DTC for the account of Illinova to cover payment of interest due in February 2003 on Illinova's Senior Notes; (iii) amounts billed for a month by IP to Dynegy or other Dynegy Parties for services and facilities provided by IP under the SFA, but unpaid; (iv) amounts billed by IP to DPM for electric transmission service but unpaid; and
(v) amounts billed by IP to IPE for services as a RES but unpaid. Similarly, under the proposed Netting Agreement, Illinova would be entitled to discharge and satisfy any semiannual interest payments due to IP under the Illinova note, DPM would be entitled to discharge and satisfy any amounts billed to it by IP for electric transmission service, and IPE would be entitled to discharge and satisfy any amounts billed to it by IP for services by offsetting and netting any such payments due against (i) amounts billed to IP by Dynegy or any other Dynegy Party under the SFA, but unpaid; and (ii) amounts billed to IP by DMT for natural gas and pipeline transportation services, but unpaid. Further, any amount due and payable by Dynegy or another Dynegy Party to IP, or by IP to Dynegy or another Dynegy Party, on a scheduled payment or due date that is not discharged by offsetting and netting in accordance with this Netting Agreement, shall remain due and payable by the party owing such payment.

         The amended petition states that execution and performance of the Netting Agreement will be beneficial to the parties and in the public interest because it will help to minimize the extent to which payments due from IP to Dynegy or other Dynegy Parties under the SFA and for natural gas and pipeline transportation services exceed payments due to IP from Dynegy and other Dynegy Parties for interest under the Illinova note, for repayment of any advance made by IP under the Advance Arrangement, and for electric transmission services and various services to a RES.

         In the amended petition, Illinois Power commits that it will provide to Commission Staff quarterly reports of all netting activity under the Netting Agreement. Specifically, IP commits that these reports will be submitted to the Commission's Manager of the Accounting Department and Office of the Chief Clerk within 30 days following the end of each calendar quarter (i.e., on or before January 30, April 30, July 30 and October 30).


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         B. THE ADVANCE ARRANGEMENT AND THE REPURCHASE OF ILLINOIS POWER
            PREFERRED STOCK

         The amended petition states that Illinova, which is IP's immediate parent company, has outstanding certain Senior Notes that existed prior to Illinova's merger with Dynegy. The amended petition states that the principal repayment and interest payment obligations of the Illinova Senior Notes are currently serviced by Dynegy. The amended petition states that it is anticipated that Dynegy will continue to service this debt; however, under certain conditions, Dynegy may be unable to pay the interest due on this debt. The amended petition states hat to provide necessary insulation for Illinois Power under such a scenario, it is important that IP retain the ability to provide funds to Illinova to meet these needs. More specifically, the amended petition states that it is important that, if necessary, Illinois Power retain the ability to provide funds to Illinova to meet Illinova's obligations to pay interest due on its Senior Notes in February 2003, August 2003 and February 2004. The amended petition states that the amount of each of these three interest payments is approximately $3.6 million.

         With respect to the interest payment due in February 2003 on Illinova's Senior Notes, the amended petition states that in the event, and only to the extent, that Dynegy is unable to pay the interest due on Illinova's Senior Notes in February 2003, then Illinois Power proposes to advance to DTC, as the registered holder of the Senior Notes, for the account of Illinova, any remaining funds needed to pay the interest due in February 2003. DTC would then, as it would in the ordinary course, remit interest payments to the actual owners of the Senior Notes or their designated nominees (such as an owner's securities broker) per DTC's records. The amended petition states that advancement by IP of the necessary funds directly to DTC, earmarked for the specific purpose of funding the February 2003 interest payment on the Illinova Senior Notes, will avoid the possibility that such funds could be diverted to other purposes, as could occur if the necessary funds were advanced by IP directly to Illinova. The amended petition further states that should IP advance any funds to DTC for the account of Illinova pursuant to the Advance Arrangement, repayment of such funds by Illinova to IP, plus interest at the same interest rate stated in the Illinova note (i.e., 7.5%), will be due within 30 days following the date on which IP advances the funds to DTC. If Illinova fails to make timely repayment to IP of the amount of the advance, plus interest, then IP will be able to offset and discharge amounts it owes to Dynegy or another Dynegy Party against the unpaid repayment of the advance, in accordance with the proposed Netting Agreement.

         With respect to the interest payments due in August 2003 and February 2004 on Illinova's Senior Notes, the amended petition states that if and to the extent necessary, Illinois Power will provide funds to Illinova to make these interest payments by calling for repurchase a sufficient amount of the outstanding shares of its 7.75% series $50 par value preferred stock, 95% of the shares of which are held by Illinova. Specifically, the amended petition states that Illinova is the holder of 182,681 shares of Illinois Power 7.75% series, $50 par value preferred stock. The aggregate par value of the shares of the 7.75% series preferred stock held by Illinova is $9,134,050. The amended petition


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states that the 7.75% series preferred stock is callable at par, in whole or in part, at IP's option, at any time on or after July 1, 2003. At the time shares of the 7.75% preferred stock are called, any dividends accrued must also be paid to the holders whose shares are called. The amended petition states that in the event, and only to the extent, that Dynegy is unable to pay the interest due on Illinova's Senior Notes in August 2003 and/or February 2004, then Illinois Power proposes to provide funds to Illinova sufficient to make these interest payments by calling a sufficient number of shares of its 7.75% series preferred stock so that Illinova receives sufficient funds from such repurchase (taking into account payment of accrued dividends on the shares called) to make the interest payment. The amended petition states that because a partial call of the 7.75% series preferred stock must be made in a manner that results in an equitable selection of the shares to be called among all of the shares outstanding, such a partial call will result in at least some of the shares held by owners other than Illinova being called as well. However, since Illinova holds 95% of the shares of the 7.75% series preferred stock outstanding, the vast majority of the repurchased shares would be shares held by Illinova.

         The amended petition states that providing the necessary funds to Illinova through repurchase of Illinois Power preferred stock has at least two advantages over other options for providing funds to Illinova, such as through declaration and payment of a dividend on common stock. First, repurchase of preferred stock would not reduce Illinois Power's balance of retained earnings. Second, repurchase of shares of preferred stock eliminates Illinois Power's obligation to pay future dividends on that preferred stock. The amended petition also states IP's understanding that if a repurchase of preferred stock from Illinova were to occur as described above for the purpose of providing funds to Illinova to make interest payments due in August 2003 and/or February 2004 on its Senior Notes, Illinova will use the proceeds it receives from such repurchase (including payment of accrued dividends on the shares repurchased) to meet such obligations to pay interest due on its Senior Notes in August 2003 and/or February 2004, as the case may be; and that no portion of the proceeds received by Illinova from any such repurchase of IP preferred stock made for this purpose is to be further dividended or otherwise paid by Illinova to Dynegy or to any other affiliate of Dynegy, or to be used by Illinova for any other purposes. IP submitted with the amended petition, as Exhibit 2, a letter to the Commission from Larry F. Altenbaumer, President of Illinova, committing that no portion of the proceeds received by Illinova from any such repurchase of IP preferred stock as described above will be further dividended or otherwise paid by Illinova to Dynegy or to any other affiliate of Dynegy, or used by Illinova for any other purposes.

         The amended petition states that the Advance Arrangement would be an arrangement between IP and an affiliated interest within the scope of Section 7-101 of the Act, and would also constitute an advance by IP of its monies on behalf of another corporation within the scope of Section 7-102(h) of the Act. The amended petition further states that although the repurchase of IP's 7.75% series preferred stock as described above would be pursuant to the terms of that preferred stock that permit it to be called by IP, such a repurchase nevertheless could be viewed as a contract or


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arrangement between IP and an affiliated interest within the scope of Section
7-101 of the Act. The amended petition states that for these reasons, Illinois Power is requesting issuance of an order by the Commission under Section 7-101 consenting to and approving the Advance Arrangement, and under Sections 7-101 and 7-102(h) consenting to and approving the repurchase of IP's 7.75% preferred stock from Illinova as described above. Illinois Power also commits in the amended petition that within five business days after making an advance in accordance with the Advance Arrangement, and within five business days after effecting a repurchase of shares of its 7.75% series preferred stock from Illinova for the purpose of providing funds to Illinova to make interest payments due in August 2003 or February 2004 on its Senior Notes, Illinois Power will file a report of such actions with the Commission's Manager of the Finance Department and Office of the Chief Clerk. Further, Illinois Power commits in the amended petition that within five business days after Illinova pays interest on the Senior Notes using in whole or part funds obtained from IP pursuant to a repurchase of shares of its 7.75% series preferred stock from Illinova for the purpose of providing funds to Illinova to make interest payments due in August 2003 or February 2004 on its Senior Notes, Illinois Power will file a report of such actions with the Commission's Manager of the Finance Department and the Office of the Chief Clerk.

         C. REQUESTED ORDER REGARDING PAYMENT OF DIVIDENDS ON ILLINOIS POWER'S COMMON STOCK

         The amended petition states that Illinois Power recognizes that in light of financial difficulties currently being experienced by Illinois Power's ultimate parent company, Dynegy, the Commission may be concerned about potentially adverse implications for IP's financial health of the future declaration and payment of dividends on its common stock. The amended petition states that in order to alleviate those concerns, Illinois Power is willing to agree to an order by the Commission that IP will not pay any common dividend to Dynegy or Dynegy affiliate (1) until such time as Illinois Power's first mortgage bonds again attain an "investment grade" rating from both Standard & Poor's and Moody's Investors Services (i.e., a rating of at least BBB- from Standard & Poor's and at least Baa3 from Moody's Investors Services) and (2) specific approval is obtained from the Commission pursuant to Section 7-103 of the Act.

III. COMMISSION STAFF RESPONSE TO IP'S AMENDED PETITION

         As indicated earlier in this Order, on September 27, 2002, Staff filed a response to IP's amended petition stating that Staff has no objections to the amended petition and that Staff supported issuance by the Commission of the draft order submitted by Illinois Power.

IV. COMMISSION'S CONCLUSION

         Based on its review of the verified amended petition, and taking into account Staff's position that the relief requested in the amended petition should be granted, the Commission concludes that the amended petition should be granted. The Commission


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takes note of recent developments which have raised serious questions about the financial condition of IP's ultimate corporate parent, Dynegy, and therefore about the financial condition of IP itself. The Commission concludes that consent to and approval of the Netting Agreement is in the public interest. With the Netting Agreement in place, should Illinova fail to make payments due to IP under the Illinova note, Illinova fail to make timely repayment to IP of an advance made by IP pursuant to the Advance Arrangement, Dynegy or another Dynegy entity fail to make payments due to IP under the SFA, or another Dynegy Party fail to make payments due to IP as described above in this Order, then IP will be able to discharge and set off amounts it owes to Dynegy or another Dynegy Party under the SFA, or to DMT for natural gas or pipeline transportation services, against the unpaid amount owed to IP by Dynegy, Illinova or another Dynegy Party. This will enable Illinois Power to conserve its cash and maintain its financial condition and ability to provide service to its customers.

         With respect to the proposed Advance Arrangement and the proposed repurchase of Illinois Power's 7.75% series preferred stock, the Commission finds that these are appropriately tailored steps to enable IP to provide funds to Illinova to make specified interest payments due on its Senior Notes, while minimizing the financial impacts on Illinois Power. The Commission recognizes that were Illinova to default on any of the interest payments due in February or August 2003 or February 2004 on it Senior Notes, materially adverse financial consequences to Illinois Power, and therefore ultimately to its customers, could result. Further, under the Advance Arrangement, IP either will be repaid by Illinova for any such advance, with interest, within 30 days, or will be entitled to discharge and set off amounts it owes to Dynegy, Illinova or another Dynegy Party under the SFA or to DMT for natural gas or pipeline transportation services, against any amount of the advance that has not been repaid, in accordance with the Netting Agreement. The repurchase of shares of the 7.75% series preferred stock pursuant to a call in accordance with the terms of the preferred stock will relieve IP of the future obligation to pay dividends on that series of preferred stock with respect to the called shares.

         Finally, the proposed restrictions on the declaration and payment by Illinois Power of dividends on its common stock, until such time as IP's first mortgage bonds are again rated "investment grade", will enable IP to maintain its retained earning balance and conserve its cash, and is therefore in the public interest.

V. FINDINGS AND ORDERING PARAGRAPHS

         The Commission, having reviewed the verified amended petition and Staff's response thereto, and being fully advised in the premises, is of the opinion and finds that:

         (1) Illinois Power Company is an Illinois corporation that is engaged in the transmission, distribution and sale of electric energy at retail and the distribution and sale of natural gas at retail in Illinois; Illinois Power is a


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               "public utility" as that term is defined in Section 3-105 of the
               Public Utilities Act, 220 ILCS 5/3-105;

         (2) the Commission has jurisdiction over Illinois Power Company and over the subject matter of this proceeding;

         (3) the recitals and conclusions reached in the prefatory portion of this Order are supported by the averments of the verified amended petition and are hereby adopted as findings of fact;

         (4) consent and approval of the Commission to entry into and performance by Illinois Power of the Netting Agreement attached to the amended petition as Exhibit 1 is in the public interest and should be granted;

         (5) Illinois Power should submit a report to the Commission's Manager of the Accounting Department and Office of the Chief Clerk, within 30 days following the end of each calendar quarter, of any activity occurring under the Netting Agreement during that quarter;

         (6) consent and approval of the Commission to the Advance Arrangement for the purpose of providing funds for the payment of interest due in February 2003 on Illinova Corporation's Senior Notes, as more fully described in Section II.B of this Order, is in the public interest and should be granted;

         (7) consent and approval of the Commission to the repurchase by Illinois Power Company of its 7.75% series $50 par value preferred stock, plus payment of accrued dividends on the shares repurchased, for the purpose and to the extent necessary to provide funds to Illinova for payment of interest due in August 2003 and/or February 2004 on Illinova's Senior Notes, as more fully described in Section II.B of this Order, is in the public interest and should be granted;

         (8) within five business days following the provision of any advance pursuant to the Advance Arrangement as described in Finding (6), or the repurchase of shares of Illinois Power's 7.75% series preferred stock as described in Finding (7), Illinois Power should file a report of such actions with the Commission's Manager of the Finance Department and Office of the Chief Clerk;

         (9) within five business days after Illinova pays interest on the Senior Notes using in whole or part funds obtained from IP pursuant to a repurchase of shares of its 7.75% series preferred stock from Illinova as described in Finding (7), Illinois Power will file a report of such action with the Commission's Manager of the Finance Department and Office of the Chief Clerk.


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               Illinois Power Company shall not declare or pay any dividends on its common stock until Illinois Power's first mortgage bonds are rated at least BBB- by Standard & Poor's and at least Baa3 by Moody's Investor Services, and Illinois Power first obtains specific approval from this Commission for the declaration and payment of a dividend on its common stock in accordance with
               Section 7-103 of the Public Utilities Act;

               all objections, petitions or motions in this proceeding which remain undisposed of should be disposed of in a manner consistent with the ultimate conclusions contained in this Order.

         IT IS THEREFORE ORDERED, pursuant to Section 7-101 of the Public Utilities Act, that consent and approval of the Illinois Commerce Commission to the entry into and performance by Illinois Power Company of the Netting Agreement attached to the amended petition as Exhibit 1 is granted.

         IT IS FURTHER ORDERED, pursuant to Sections 7-101 and 7-102(h) of the Public Utilities Act, that consent and approval of the Illinois Commerce Commission to the Advance Arrangement for the purpose of providing funds for the payment of interest due in February 2003 on Illinova Corporation's Senior Notes, as more fully described in Section II.B of this Order, is granted.

         IT IS FURTHER ORDERED, pursuant to Section 7-101 of the Public Utilities Act, that consent and approval of the Illinois Commerce Commission to the repurchase by Illinois Power Company of its 7.75% series $50 par value preferred stock, plus payment of accrued dividends on the shares repurchased, for the purpose and to the extent necessary to provide funds to Illinova for payment of interest due in August 2003 and/or February 2004 on Illinova's Senior Notes, as more fully described in Section II.B of this Order, is granted.

         IT IS FURTHER ORDERED that Illinois Power Company shall comply with Findings (5), (8) and (9) of this Order.

         IT IS FURTHER ORDERED that Illinois Power Company shall not declare or pay any dividends on its common stock until Illinois Power's first mortgage bonds are rated at least BBB- by Standard & Poor's and at least Baa3 by Moody's Investor Services, and Illinois Power first obtains specific approval from this Commission for the declaration and payment of a dividend on its common stock in accordance with Section 7-103 of the Public Utilities Act.

         IT IS FURTHER ORDERED that all objections, petitions or motions in this proceeding which remain undisposed of are hereby disposed of in a manner consistent with the ultimate conclusions contained in this Order.


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         IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 III. Adm. Code Section 200.880, this Order is final; it is not subject to the Administrative Review Law.

         By order of the Commission this 23rd day of October, 2002.

                                                        (SIGNED) KEVIN K. WRIGHT
                                                               Chairman


 Commissioner Kretschmer abstained.


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